UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: October 22, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated October 22, 2003.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

   EARNINGS RELEASE

   TEEKAY SHIPPING CORPORATION
REPORTS THIRD QUARTER RESULTS

3rd Quarter Highlights

  Net income before non-cash charges of $30.2 million, or $0.74 per share
  EBITDA of $99.5 million, of which $45.8 million was from long-term fixed-rate contracts
  Increased quarterly dividend by 16 percent to $0.25 per share
  Concluded several strategic transactions

Nassau, The Bahamas, October 22, 2003 — Teekay Shipping Corporation today reported net income of $20.3 million, or $0.50 per share, for the quarter ended September 30, 2003, compared to net income of $643,000, or $0.02 per share, for the quarter ended September 30, 2002. The results for the quarter ended September 30, 2003 include $5.8 million, or $0.14 per share, in non-cash charges relating to five vessels sold during the third quarter and $4.0 million, or $0.10 per share, in deferred income tax expense relating to unrealized foreign exchange gains. Excluding these non-cash charges, the Company would have reported net income of $30.2 million, or $0.74 per share, for the quarter ended September 30, 2003. Net voyage revenues for the quarter were $274.9 million, compared to $122.8 million recorded for the same period in 2002, while income from vessel operations increased to $49.6 million from $15.3 million. The results for the current quarter reflect primarily the increase in spot tanker charter rates which averaged $18,318 per day in the third quarter of 2003, compared to $13,833 per day in the same period last year for Teekay’s Aframax spot fleet, as well as the inclusion of the results of the Company’s acquisition of Navion AS in April 2003, which added a further 49 vessels to the spot and fixed-rate segments.

Net income for the nine months ended September 30, 2003 was $170.8 million, or $4.21 per share, compared to $20.3 million, or $0.50 per share, for the same period last year. The results for the nine months ended September 30, 2003 included $36.3 million, or $0.90 per share, in non-cash charges relating to the sale of 12 vessels, $3.0 million, or $0.07 per share, in deferred income tax expense relating to unrealized foreign exchange gains, and a $4.9 million, or $0.12 per share, write-down in the carrying value of certain marketable securities. Excluding these non-cash charges, net income for the nine months ended September 30, 2003 would have been $215.0 million, or $5.30 per share. Net voyage revenues for the nine months ended September 30, 2003 were $840.8 million, compared to $388.7 million for the same period last year, while income from vessel operations increased to $285.5 million from $70.7 million. The results for the first nine months of 2003 compared to the same period last year mainly reflects the inclusion of two quarters of Navion’s results and an increase in Teekay’s average Aframax spot rates from $15,959 per day in the first nine months of 2002 to $24,743 per day in the first nine months of 2003.

During the past quarter, Teekay concluded several strategic transactions which demonstrate the strength of the Company’s integrated franchise in the shuttle tanker, floating storage and conventional tanker businesses:

  Secured 13-year fixed-rate charter contracts to provide two Suezmax shuttle tankers to Transpetro.
  Acquired Fortum Oyj’s North Sea shuttle tanker activities.
  Secured a minimum 10-year fixed-rate contract to provide a Floating Storage and Offtake (FSO) unit to Unocal Thailand, which will involve the conversion of one of Teekay’s existing single hull conventional tankers.
  Acquired 50 percent of Skaugen Petro Trans (SPT), the leading company in the business of specialized ship-to-ship transfers (lightering) of crude oil in the Gulf of Mexico. Lightering is a natural extension of Teekay’s existing Aframax franchise and the backing of Teekay will allow SPT to expand into geographic regions beyond the Gulf of Mexico.
  Increased Teekay’s commitment to the product tanker market by declaring options to upgrade two of its Aframax newbuildings scheduled for delivery in 2005, allowing them to trade as large product tankers.

During the past 12 months, the Company has extensively renewed its fleet by acquiring and/or taking delivery of 21 new double hull tankers and selling 16 older non-double hull tankers. The average age of Teekay’s owned and in-chartered fleet has declined from approximately 10 years at the beginning of 2003, to the current age of approximately 7 years and over 75% of Teekay’s fleet consists of double hull vessels.

In July 2003, the Company purchased a 16 percent stake in A/S Dampskibsselskabet TORM, a leading operator of product tankers, for $37.3 million. The market value of this investment as at September 30, 2003 was $60.2 million.

Operating Results

The following table highlights certain financial information of the Company’s two main segments, the spot tanker segment and the fixed-rate segment (see “Teekay Fleet” section for a breakdown of the fleet composition):

	Three Months Ended September 30, 2003 (unaudited)			Three Months Ended September 30, 2002 (unaudited)
(in thousands of U.S. dollars)	Spot Tanker Segment	Fixed-Rate Segment	Total	Spot Tanker Segment	Fixed-Rate Segment	Total

Net voyage revenues	150,471	124,387	274,858	86,691	36,070	122,761
Vessel operating expenses	31,793	23,488	55,281	33,014	11,351	44,365
Time-charter hire expense	50,112	45,843	95,955	11,430	--	11,430
Depreciation and amortization	27,004	22,881	49,885	26,454	10,841	37,295
EBITDA	53,727	45,777	99,504	30,711	21,925	52,636
Percentage of total EBITDA	54%	46%	100%	58%	42%	100%

Fixed-Rate Segment

During the past few years, the Company’s fixed-rate segment has grown significantly, particularly with the recent acquisition of Navion AS in April 2003.

For the quarter ended September 30, 2003, EBITDA from the Company’s fixed-rate segment increased to $45.8 million from $21.9 million in the third quarter of 2002, primarily due to the inclusion of the results of Navion’s shuttle tanker operations. However, EBITDA from the fixed-rate segment in the third quarter was lower compared with EBITDA of $56.2 million for the quarter ended June 30, 2003, primarily as a result of lower shuttle tanker utilization caused by scheduled seasonal maintenance of oil production facilities in the North Sea.

During the third quarter of 2003, the Company took further steps to grow its fixed-rate segment, which it expects will provide approximately $25 million in additional annualized operating cash flow:

  In August 2003, the Company entered into an agreement to provide an FSO unit to Unocal Thailand for a minimum period of 10 years. Teekay’s 1988-built Aframax tanker, the NAMSAN SPIRIT, will undergo conversion in preparation for delivery to Unocal in April 2004. Operating as an FSO, this vessel’s economic life will be extended for up to an additional nine years under this contract as compared to the EU phase-out date for single hull conventional tankers.
  In September 2003, the Company secured a 13-year fixed-rate charter contract to provide two newbuilding Suezmax shuttle tankers to Petrobras Transporte S.A. (Transpetro). In connection with this contract, Teekay entered into agreements to purchase two Suezmax tanker newbuildings, scheduled for delivery during the first half of 2004. These vessels will undergo extensive conversion before commencing service in Brazil under bareboat charter contracts during the third quarter of 2004.
  In September 2003, the Company agreed to acquire all of the North Sea shuttle tanker activities of Fortum Oyj, the leading energy company in Finland, consisting of two COAs and a 1992-built double hull Aframax shuttle tanker.

In September 2003, the Company took delivery of the first two of five newbuilding tankers on 12-year fixed-rate charter contracts to ConocoPhillips, with the remaining three vessels scheduled for delivery in the fourth quarter of 2003 and early 2004.

Upon the commencement of the contracts mentioned above, the Company expects the fixed-rate segment to generate annualized operating cash flow of approximately $285 million by the fourth quarter of 2004.

Spot Tanker Segment

The following table highlights the net voyage revenue per calendar-ship-day, or time-charter equivalent (TCE), performance of the Company’s spot tanker segment:

	Three Months Ended			Nine Months Ended
	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

	(unaudited)			(unaudited)

Spot Tanker Segment
VLCC Fleet
Calendar Days	277	176	92	543	273
TCE per calendar-ship-day	$34,018	$43,261	$10,302	$44,333	$11,489

Suezmax Fleet
Calendar Days	644	612	--	1,256	--
TCE per calendar-ship-day	$23,793	$45,180	--	$34,214	--

Aframax Fleet
Calendar Days	5,477	5,597	5,430	16,234	15,081
TCE per calendar-ship-day	$18,318	$27,327	$13,833	$24,743	$15,959

Oil/Bulk/Ore ("OBO") Fleet
Calendar Days	625	646	736	1,991	2,184
TCE per calendar-ship-day	$13,382	$17,209	$9,565	$16,212	$10,783

Large Product Tanker Fleet
Calendar Days	184	177	--	361	--
TCE per calendar-ship-day	$21,707	$42,881	--	$32,089	--

Small Product Tanker Fleet
Calendar Days	710	960	--	1,670	--
TCE per calendar-ship-day	$11,462	$12,155	--	$11,860	--

Tanker Market Overview

Average tanker charter rates declined in the third quarter of 2003 from the very high levels in the previous quarter, mainly as a result of seasonal factors normally experienced in the summer months, and an increase in oil supplies from short-haul sources. However, charter rates increased in the first three weeks of October 2003, averaging over $27,000 per day for Aframaxes, as reported by Clarkson.

During the third quarter, global oil supply increased by 1.5 million barrels per day (mb/d) from the previous quarter to 79.5 mb/d as non-OPEC producers increased their oil production by 1.2 mb/d. Iraqi oil production rebounded during the third quarter to an average of 1.1 mb/d compared to 0.3 mb/d in the previous quarter, with most of the exports routed out of the Middle East. The increase in Iraqi oil production was partially offset as other Middle East OPEC oil producers reduced their production to make room for the resumption of Iraqi exports. In September 2003, OPEC members (excluding Iraq) voted to cut oil production by 0.9 mb/d effective November 1, 2003 in anticipation of further increases in Iraqi oil production.

Global oil demand, an underlying driver of tanker demand, was estimated by the International Energy Agency (IEA) to be 77.6 mb/d during the third quarter of 2003, a 1.2 mb/d increase from the preceding quarter and 0.7 mb/d higher than in the third quarter of 2002. As of October 10, 2003, the IEA was projecting global oil demand of 80.2 mb/d for the fourth quarter of 2003, a 3.4% increase over the third quarter. The IEA projection for global oil demand in 2004 is 79.4 mb/d, a 1.3% increase over the forecast for 2003.

The size of the world tanker fleet increased to 314.0 million deadweight tonnes (mdwt) as of September 30, 2003, up 0.3% from the end of the previous quarter and up 2.1% compared to the end of 2002. Deliveries of tanker newbuildings during the third quarter totaled 8.0 mdwt, compared to 7.6 mdwt in the previous quarter, while a total of 7.0 mdwt was sold for demolition or otherwise removed from the world tanker fleet during the third quarter, compared to 8.3 mdwt in the previous quarter.

As of September 30, 2003 the world tanker orderbook stood at 71.4 mdwt, representing 22.7% of the total world fleet, up from 70.3 mdwt, or 22.5%, of the total world fleet as of June 30, 2003. The pace of ordering slowed in the third quarter with 9.2 mdwt in new contracts recorded compared to 12.4 mdwt in the previous quarter.

The new European Union regulations pertaining to the accelerated phase-out of single hull tankers became effective on October 21, 2003, and immediately banned approximately 11 percent of the existing world tanker fleet from trading in European waters. In July 2003, the International Maritime Organization (IMO), the global maritime regulatory body, agreed to an early phase-out schedule for Category 1 tankers, which mandates what is expected to be the removal of approximately 12 percent of the existing world tanker fleet by the end of 2005. The IMO is set to meet in December 2003 to finalize the phase-out dates for Categories 2 and 3 tankers on a worldwide basis.

Teekay Fleet

As of September 30, 2003, the Teekay fleet (excluding vessels managed for third parties) consisted of 149 vessels, including 46 time-chartered-in vessels and 13 newbuilding tankers on order. During the quarter, the Company sold three Panamax OBO vessels as well as the SUDONG SPIRIT (1987-built Aframax tanker), and the SINGAPORE SPIRIT (1987-built Aframax tanker). The Company took delivery of four newbuildings during the quarter, the following three of which delivered onto long-term contracts: the AMERICAS SPIRIT (Aframax tanker) and the EUROPEAN SPIRIT (Suezmax tanker) delivered on charter to ConocoPhillips and the NORDIC STAVANGER (Suezmax shuttle tanker) was added to Navion’s shuttle tanker fleet. In the spot tanker segment, an Aframax tanker, the FUJI SPIRIT, was delivered under a capital lease.

The following is a summary of the Teekay fleet as of September 30, 2003:

	Number of Vessels
	Owned Vessels	Chartered-in Vessels	Newbuildings on Order	Total

Spot Tanker Segment:
VLCCs	1	2	--	3
Suezmaxes	1	6	--	7
Aframaxes (1)	48	11	8	67
OBOs (2)	4	1	--	5
Large Product Tankers	--	2	--	2
Small Product Tankers	--	8	--	8

Total Spot Tanker Segment	54	30	8	92

Fixed-Rate Segment:
Shuttle Tankers (3)	27	12	2	41
Conventional Tankers	5	--	3	8
Floating Storage & Offtake (FSO) Units	3	--	--	3
LPG/Methanol Carriers	1	4	--	5

Total Fixed-Rate Segment	36	16	5	57

Total	90	46	13	149

(1) Includes one Aframax to be converted to an FSO commencing on long-term contract during the second quarter of 2004.
(2) Includes one 67%-owned OBO carrier.
(3) Includes four shuttle tankers of which the Company’s ownership interest ranges from 50% to 89%.

Subsequent to September 30, 2003, the Company sold five additional vessels from its spot tanker fleet: its remaining four Panamax OBO vessels, and the COOK SPIRIT (1987-built Aframax tanker), for total gross proceeds of approximately $28.6 million. There will be a nominal gain recorded in the fourth quarter resulting from the sale of these vessels.

Liquidity and Capital Expenditures

As of September 30, 2003, the Company had total liquidity of $697.2 million, comprising $335.9 million in cash and cash equivalents and $361.3 million in undrawn medium-term revolving credit facilities.

At the end of the third quarter, the Company had approximately $460 million in remaining capital commitments relating to its 13 newbuildings on order. Of this, $37 million is due in the fourth quarter of 2003, $305 million in 2004, and $118 million in 2005. Long-term financing arrangements totaling $342 million exist for 11 of the 13 newbuildings scheduled for delivery.

Dividend Increase

On October 7, 2003, the Company announced that its Board of Directors had voted to increase its quarterly dividend by 16 percent to $0.25 per share. The dividend increase was primarily due to the Company’s continued growth in its long-term fixed-rate business, which provides both a large stable base of cash flow and an increase in earnings power throughout the shipping cycle. The Company intends to evaluate potential future dividend increases based on cash generation, earnings growth and other factors.

About Teekay

Teekay is the leading provider of international crude oil and petroleum product transportation services, transporting more than 10 percent of the world’s sea-borne oil.

With offices in 12 countries, Teekay employs more than 4,200 seagoing and shore-based staff around the world. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Earnings Conference Call

The Company plans to host a conference call at 11:00 a.m. EDT (8:00 a.m. PDT) on October 23, 2003, to discuss the results for the quarter. All shareholders and interested parties are invited to listen to the live conference call through the Company’s web site at www.teekay.com. A recording of the call will be available until October 30, 2003 by dialing (719) 457-0820, access code 105631, or via the Company’s web site until November 23, 2003.

         For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

         For other Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

         Web site: www.teekay.com

TEEKAY SHIPPING CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30, 2003 (unaudited)	June 30, 2003 (unaudited)	September 30, 2002 (unaudited)	September 30, 2003 (unaudited)	September 30, 2002 (unaudited)
NET VOYAGE REVENUES
Voyage revenues	380,544	462,271	184,927	1,125,047	560,492
Voyage expenses	105,686	109,187	62,166	284,207	171,764

Net voyage revenues	274,858	353,084	122,761	840,840	388,728

OPERATING EXPENSES
Vessel operating expenses	55,281	55,530	44,365	153,457	127,415
Time-charter hire expense	95,955	93,483	11,430	202,349	37,640
Depreciation and amortization	49,885	49,775	37,295	138,790	110,136
General and administrative	24,118	21,909	14,330	60,754	42,824

	225,239	220,697	107,420	555,350	318,015

Income from vessel operations	49,619	132,387	15,341	285,490	70,713

OTHER ITEMS
Interest expense	(21,827)	(21,700)	(14,675)	(57,913)	(43,854)
Interest income	799	1,287	898	2,932	2,691
Income tax expense	(6,000)	(13,864)	(2,710)	(23,186)	(9,701)
Write-downs and loss on sale of vessels	(5,843)	(4,711)	--	(36,341)	--
Write-down of marketable securities	--	--	--	(4,910)	--
Other - net	3,579	3,476	1,789	4,710	436

	(29,292)	(35,512)	(14,698)	(114,708)	(50,428)

Net income	20,327	96,875	643	170,782	20,285

Earnings per common share
- Basic	$0.51	$2.43	$0.02	$4.28	$0.51
- Diluted	$0.50	$2.39	$0.02	$4.21	$0.50

Weighted-average number of common
shares outstanding
- Basic	40,042,702	39,825,796	39,667,088	39,870,740	39,618,246
- Diluted	40,942,172	40,522,720	40,229,966	40,560,103	40,259,815

TEEKAY SHIPPING CORPORATION
SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at September 30, 2003 (unaudited)	As at December 31, 2002
ASSETS
Cash and cash equivalents	335,951	284,625
Other current assets	168,353	102,933
Marketable securities - long-term	71,285	13,630
Vessels and equipment	2,539,852	1,928,488
Advances on newbuilding contracts	106,703	138,169
Other assets	154,740	166,472
Intangible assets	116,511	--
Goodwill	130,291	89,189

Total Assets	3,623,686	2,723,506

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities	135,855	105,950
Current portion of long-term debt	145,209	83,605
Long-term debt	1,641,128	1,047,217
Other long-term liabilities	83,188	44,512
Minority interest	19,232	20,324
Stockholders' equity	1,599,074	1,421,898

Total Liabilities and Stockholders' Equity	3,623,686	2,723,506

TEEKAY SHIPPING CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2003 (unaudited)	2002 (unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net cash flow from operating activities	353,817	137,167

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,679,297	78,890
Scheduled repayments of long-term debt	(49,181)	(34,676)
Prepayments of long-term debt	(1,023,000)	(8,000)
Other	(5,909)	(23,474)

Net cash flow from financing activities	601,207	12,740

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(227,070)	(93,115)
Expenditures for drydocking	(23,191)	(23,027)
Expenditure for the purchase of Navion ASA	(698,301)	--
Acquisition costs related to purchase of Navion ASA	(6,433)	--
Proceeds from disposition of assets	91,080	--
Other	(39,783)	(47,210)

Net cash flow from investing activities	(903,698)	(163,352)

Increase (decrease) in cash and cash equivalents	51,326	(13,445)
Cash and cash equivalents, beginning of the period	284,625	174,950

Cash and cash equivalents, end of the period	335,951	161,505

TEEKAY SHIPPING CORPORATION
SUPPLEMENTAL INFORMATION

(in thousands of U.S. dollars)

	Three Months Ended September 30, 2003 (unaudited)
	Spot Tanker Segment	Fixed-Rate Segment	Total

Net voyage revenues	150,471	124,387	274,858
Vessel operating expenses	31,793	23,488	55,281
Time-charter hire expense	50,112	45,843	95,955
Depreciation and amortization	27,004	22,881	49,885
General and administrative	14,839	9,279	24,118

Income from vessel operations	26,723	22,896	49,619

	Three Months Ended June 30, 2003 (unaudited)
	Spot Tanker Segment	Fixed-Rate Segment	Total

Net voyage revenues	222,186	130,898	353,084
Vessel operating expenses	32,415	23,115	55,530
Time-charter hire expense	50,828	42,655	93,483
Depreciation and amortization	27,800	21,975	49,775
General and administrative	12,993	8,916	21,909

Income from vessel operations	98,150	34,237	132,387

	Three Months Ended September 30, 2002 (unaudited)
	Spot Tanker Segment	Fixed-Rate Segment	Total

Net voyage revenues	86,691	36,070	122,761
Vessel operating expenses	33,014	11,351	44,365
Time-charter hire expense	11,430	--	11,430
Depreciation and amortization	26,454	10,841	37,295
General and administrative	11,536	2,794	14,330

Income from vessel operations	4,257	11,084	15,341

	Nine Months Ended September 30, 2003 (unaudited)
	Spot Tanker Segment	Fixed-Rate Segment	Total

Net voyage revenues	546,125	294,715	840,840
Vessel operating expenses	95,821	57,636	153,457
Time-charter hire expense	113,851	88,498	202,349
Depreciation and amortization	81,671	57,119	138,790
General and administrative	39,421	21,333	60,754

Income from vessel operations	215,361	70,129	285,490

TEEKAY SHIPPING CORPORATION
SUPPLEMENTAL INFORMATION

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2002 (unaudited)
	Spot Tanker Segment	Fixed-Rate Segment	Total

Net voyage revenues	281,176	107,552	388,728
Vessel operating expenses	96,671	30,744	127,415
Time-charter hire expense	37,640	--	37,640
Depreciation and amortization	77,556	32,580	110,136
General and administrative	34,622	8,202	42,824

Income from vessel operations	34,687	36,026	70,713

TEEKAY SHIPPING CORPORATION
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(in thousands of U.S. dollars, except per share data)

	Three Months Ended	Nine Months Ended
	September 30, 2003 (unaudited)	September 30, 2003 (unaudited)

Net income, as reported	20,327	170,782
Loss on disposition of vessels and equipment	1,661	1,609
Write-down in carrying value of vessels	4,182	34,732
Write-down in carrying value of marketable securities	--	4,910
Deferred income taxes on unrealized foreign exchange gains	4,036	3,005

Net income before non-cash charges	30,206	215,038

Diluted earnings per share, as reported	0.50	4.21
Loss on disposition of vessels and equipment	0.04	0.04
Write-down in carrying value of vessels	0.10	0.86
Write-down in carrying value of marketable securities	--	0.12
Deferred income taxes on unrealized foreign exchange gains	0.10	0.07

Diluted earnings per share before non-cash charges	0.74	5.30

TEEKAY SHIPPING CORPORATION
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(in thousands of U.S. dollars)

	Three Months Ended September 30, 2003 (unaudited)
	Spot Tanker Segment	Fixed-Rate Segment	Total

Income from vessel operations	26,723	22,896	49,619
Depreciation and amortization	27,004	22,881	49,885

EBITDA(1)	53,727	45,777	99,504

	Three Months Ended September 30, 2002 (unaudited)
	Spot Tanker Segment	Fixed-Rate Segment	Total
Income from vessel operations	4,257	11,084	15,341
Depreciation and amortization	26,454	10,841	37,295

EBITDA(1)	30,711	21,925	52,636

(1)     EBITDA represents net income before interest expense, income tax expense, depreciation and amortization expense and other items. EBITDA is included because such data is used by certain investors to measure a company’s financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding anticipated EBITDA for the Company’s fixed-rate segment in 2004; anticipated increased operating cash flow for the fixed-rate segment as a result of transactions entered into during the third quarter of 2003; tanker charter rates; newbuilding delivery dates; applicable industry regulations and their effect on the size of the world tanker fleet; potential expansion of SPT’s business into geographic regions beyond the Gulf of Mexico; potential increases in future dividends paid by the Company; and the balance of supply and demand in the crude tanker market. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil; the potential for early termination of long-term contracts; shipyard production delays; the Company’s future capital expenditure requirements; the Company’s inability to renew or replace long-term contracts; and other factors discussed in Teekay’s Report on Form 20-F for the fiscal year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.